                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  for the Fiscal Year Ended December 31, 1996


            A.  Full title of the plan and the address of the plan:

                       First USA Retirement Savings Plan
                                1601 Elm Street
                                  46th Floor
                              Dallas, Texas 75201


     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Banc One Corporation
                               100 Broad Street
                             Columbus, Ohio 43215

                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES

                       FIRST USA RETIREMENT SAVINGS PLAN

                          DECEMBER 31, 1996 AND 1995
                      WITH REPORT OF INDEPENDENT AUDITORS

                       FIRST USA RETIREMENT SAVINGS PLAN

                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                          DECEMBER 31, 1996 AND 1995



                                   CONTENTS


Report of Independent Auditors...............................  1

Audited Financial Statements

Statements of Assets Available for Plan Benefits.............  2
Statements of Changes in Assets Available for Plan Benefits..  3
Notes to Financial Statements................................  4



Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes... 11
Line 27d - Schedule of Reportable Transactions............... 12

                        REPORT OF INDEPENDENT AUDITORS

Employee Benefits Committee
First USA Financial, Inc.

We have audited the accompanying statements of assets available for plan benefits of First USA Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.


                                                /s/ Ernst & Young

Dallas, Texas
June 20, 1997

                       First USA Retirement Savings Plan
               Statements of Assets Available for Plan Benefits


                                                                     December 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
ASSETS
     Investments at market value:
        Merrill Lynch Basic Value Fund                        $2,873,449    $        -
        Merrill Lynch Capital Fund                             1,294,965             -
        Merrill Lynch Retirement Preservation Fund             1,220,031             -
        Managers International Equity Fund                     1,101,847             -
        Merrill Lynch Corporate Bond Fund - Intermediate
            Term Portfolio                                       777,866             -
        First USA, Inc. Common Stock                             122,269             -
        First USA Paymentech, Inc. Common Stock                   36,552             -
        Nations Value Fund                                             -     2,313,365
        Nations Balanced Assets Fund                                   -     1,125,768
        Nations Prime Fund                                             -     1,037,379
        Nations International Equity Fund                              -     1,021,141
        Nations Strategic Fixed Income Fund                            -       758,157
                                                              ----------    ----------
            Investments at market value                        7,426,979     6,255,810
     Participant Loan Fund                                       251,507       186,969
                                                              ----------    ----------
            Total Investments                                  7,678,486     6,442,779

     Contribution receivable from First USA Financial, Inc.       20,818        22,831
     Employee contribution receivable                             78,796        81,745
     Interest receivable                                             663         8,968
                                                              ----------    ----------

              ASSETS AVAILABLE FOR PLAN BENEFITS              $7,778,763    $6,556,323
                                                              ==========    ==========


See accompanying notes.

                       First USA Retirement Savings Plan
          Statements of Changes in Assets Available for Plan Benefits


                                                      Year Ended December 31,
                                                      -----------------------
                                                         1996         1995
                                                      ----------   ----------

ADDITIONS
   Employee contributions                             $3,287,268   $2,148,905
   Contributions from First USA Financial, Inc.          532,818      437,627
   Investment income                                     458,856      369,488
   Net appreciation in fair value of investments         444,154      524,969
   Other                                                       -       69,054
                                                      ----------   ----------
                                                       4,723,096    3,550,043

DEDUCTIONS
   Transfers to Paymentech Plan                        2,879,883            -
   Transfers to affiliated plan                            7,840            -
   Distributions                                         612,933      504,573
                                                      ----------   ----------
                                                       3,500,656      504,573

                                      NET INCREASE     1,222,440    3,045,470
                                                      ----------   ----------
                Assets Available for Plan Benefits
                              at beginning of year     6,556,323    3,510,853
                                                      ----------   ----------

                         ASSETS AVAILABLE FOR PLAN
                           BENEFITS AT END OF YEAR    $7,778,763   $6,556,323
                                                      ==========   ==========



See accompanying notes.

                       FIRST USA RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting   The financial statements of First USA Retirement
Savings Plan (the "Plan") have been prepared on the accrual basis. Certain costs and expenses incurred with regard to the purchase, sale or transfer of investments have been borne by the Plan. All other administrative expenses have been borne by First USA Financial, Inc. and subsidiaries (the "Company").

   Valuation of Investments   The investments of the Plan are stated at fair
value based on quoted market prices, except participant loans which are stated at cost.

   Use of Estimates   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan was established effective October 1, 1990 to provide eligible employees with additional retirement income savings opportunities. The Plan is a defined contribution profit sharing plan with a cash or deferred arrangement intended to qualify under Section 401(a) and Section 401(k), respectively, of the Internal Revenue Code (the "Code").

Effective July 1, 1996, Merrill Lynch Trust Company of Texas became the trustee of the Plan. As a result of the trustee change, the Plan now offers participants new investment choices which include Merrill Lynch funds, replacing the prior NationsBank choices.

Effective July 1, 1996, all participant balances of employees of First USA Paymentech, Inc. were transferred to a new plan, the First USA Paymentech Retirement Savings Plan.

Employees are eligible to participate in the Plan upon the attainment of age 21 and the completion of 1,000 hours of service with the Company during a 12-month period of time. The Plan limits employee contributions from 1% to 10% of an eligible employee's compensation, as defined, during each year. The deferral percentage may be changed on a quarterly basis. The Company contributes to the Plan a matching amount equal to 50% of the first 3% of base compensation contributed by each eligible employee. Highly compensated employees may be subject to a reduced limitation based on the deferral amounts of non-highly compensated employees.

Participant contributions and actual earnings thereon are fully vested at all times. Matching contributions made by the Company vest at the rate of 20% per year following two years of employment. Following six years of employment, an eligible employee's interest in matching contributions allocated to his or her account is fully vested. Forfeitures are used to reduce the Company's contribution.

Benefits may be paid under the Plan, subject to limitations and conditions imposed by the Code, upon a participant's termination of employment, retirement (early, normal or late) or death. The Plan specifies various distribution options that participants may select, including forms of annuity payments for balances in excess of $3,500 and lump-sum distributions.

                       FIRST USA RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, each participant shall have a 100% nonforfeitable interest in the value of all amounts credited to the participant's account.

Effective January 1, 1995, the Employee Benefits Committee of the Plan adopted a participant loan policy under which a participant or beneficiary of the Plan may receive a loan. A participant or beneficiary of the Plan may borrow 50% of their vested balance with a minimum of $1,000 and up to a maximum of $50,000. Participant loans may be unrestricted with a maximum repayment of 5 years or, for the purchase of a home, with a maximum repayment of 15 years. If an unrestricted loan is extended past the 5 year period, the balance of the loan at the time of the extension is a taxable distribution. Participant loans bear a fixed rate of interest based on the prime rate ranging from 8.25% to 8.75% at December 31, 1996.

Information about the Plan agreement and the vesting and distribution provisions is contained in the First USA Retirement Savings Plan Summary Plan Description booklet which is made available to all Plan participants. Copies of this booklet are available from the Employee Benefits Committee.

NOTE C -- INVESTMENTS

The Plan's investments were held by funds administered by Merrill Lynch Trust Company of Texas, the trustee. Prior to July 1, 1996, the Plan's investments were held by trust funds administered by NationsBank, Georgia, N.A. Investment decisions are directed by the Employee Benefits Committee, consisting of members of management of the Company, based upon recommendations of the trustee.

NOTE D -- INVESTMENT OPTIONS

As of July 1, 1996, participants may elect to divide contributions between several investment choices: Merrill Lynch Basic Value Fund, Merrill Lynch Capital Fund, Merrill Lynch, Inc. Retirement Preservation Fund, Managers International Equity Fund, Merrill Lynch corporate Bond Fund-Intermediate Term Portfolio, First USA, Inc. Common Stock, and First USA Paymentech, Inc. Common Stock. Plan participants may elect to direct their contributions (and the Company matching contributions) to any investment choice or a combination of two or more (in 1% denominations). Additionally, participants may revise percentage allocations of investment options and transfer existing account balances from one investment choice to the other or any combination of funds on a daily basis.

The Merrill Lynch Basic Value Fund invests in securities, primarily undervalued equities. The Merrill Lynch Capital Fund invests in equity, debt, and convertible securities. The Merrill Lynch Retirement Preservation Trust invests primarily in a broadly-diversified portfolio of guaranteed investment contracts and in obligations of U.S. government and U.S. government-agency related securities. This Trust also invests in high-quality money market securities. The Managers International Equity Fund invests primarily in non-U.S. equity securities. The Merrill Lynch Corporate Bond Fund-Intermediate Term Portfolio is a managed portfolio primarily comprised of investment grade corporate fixed-income securities. The First USA, Inc. Common Stock Fund invests in the common stock of the Company. The First USA Paymentech, Inc. Common Stock Fund invests in the common stock of First USA Paymentech, Inc.

                       FIRST USA RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE D -- INVESTMENT OPTIONS (CONTINUED)

Prior to July 1, 1996, participants could elect to divide contributions between five funds: Nations Value Fund, Nations Prime Fund, Nations International Equity Fund, Nations Balanced Assets Fund, and Nations Strategic Fixed Income Fund. Plan participants could elect to direct their contributions (and the Company matching contributions) to any fund or a combination of two or more (in 1% denominations). Additionally, participants could revise percentage allocations of investment options and transfer existing account balances from one fund to the other or any combination of funds on a daily basis.

The Nations Value Fund was invested in equity securities, focusing on individual company value and projected earnings per share. The Nations Prime Fund was invested in short term bank certificates of deposit, banker's acceptances and commercial paper. The Nations International Equity Fund invested in undervalued foreign equity securities. The Nations Balanced Assets Fund allocated assets among common stocks, bonds and money market instruments. The Nations Strategic Fixed Income Fund invested primarily in a mix of investment grade (BBB or better) corporate, government, and mortgage backed securities.

                       First USA Retirement Savings Plan
                        Notes to Financial Statements

           Note E -- Changes in Assets Available for Plan Benefits


                                                              Nations       Nations    Nations Strategic
                             Nations Value  Nations Prime  International    Balanced     Fixed Income      Participant
                                 Fund           Fund        Equity Fund   Assets Fund        Fund           Loan Fund     Total
                             -------------  -------------  -------------  -----------  -----------------   -----------  ----------
Assets available for
 plan benefits at
 December 31, 1994             $1,047,276      $  736,536    $  665,327   $  610,513           $451,201             -   $3,510,853

Additions
   Employee contributions         804,983         344,653       399,007      353,846            246,416             -    2,148,905
   Contributions from First
    USA Financial, Inc.           145,498          85,170        73,544       79,067             54,348             -      437,627
   Investment income              120,592          52,545         7,554      152,452             36,345             -      369,488
   Net appreciation in fair
    value of investments          354,622               -        71,500       41,082             57,765             -      524,969
   Other                                -          69,054             -            -                  -             -       69,054
                             ------------   -------------  ------------   ----------   ----------------    ----------   ----------

                                1,425,695         551,422       551,605      626,447            394,874             -    3,550,043

Deductions
   Distributions                  187,864          96,176        90,478       74,108             55,947             -      504,573
                             ------------   -------------  ------------   ----------   ----------------    ----------   ----------

                                1,237,831         455,246       461,127      552,339            338,927             -    3,045,470

Transfers between
 funds, net                        68,279        (132,950)      (89,630)     (16,497)           (16,171)     $186,969            -
                             ------------   -------------  ------------   ----------   ----------------    ----------   ----------
Assets available for
 plan benefits at
 December 31, 1995             $2,353,386      $1,058,832    $1,036,824   $1,146,355           $773,957      $186,969   $6,556,323
                             ============   =============  ============   ==========   ================    ==========   ==========

                       First USA Retirement Savings Plan
                   Notes to Financial Statements (continued)

Note E -- Changes in Assets Available for Plan Benefits (continued)

The changes in assets available for plan benefits for the years ended December 31, 1995 and 1996 were as follows:

                                                                                                                         FIRST USA
                                                                  Nations       Nations    Nations Strategic  FIRST USA  Paymentech
                                 Nations Value  Nations Prime  International    Balanced      Fixed Income      Common     Common
                                     Fund           Fund        Equity Fund   Assets Fund        Fund            Stock      Stock
                                 -------------  -------------  -------------  -----------  -----------------  ---------  ----------

Assets available for
 plan benefits at
 December 31, 1995                $ 2,353,386    $  1,058,832   $  1,036,824  $ 1,146,355   $   773,957               -           -

Additions
   Employee contributions             755,332         237,538        267,186      378,282       222,150        $ 34,846   $  15,224
   Contributions from
    First USA Financial, Inc.         106,737          44,956         42,297       47,397        31,736           1,130       1,320
   Investment Income                   25,067          30,796         12,730       24,291        24,309             238          34
   Net appreciation (depreciation)
    in fair value of investments      221,427          (5,456)        67,068       56,404       (46,062)         17,415      (4,247)
                                 ------------   -------------  -------------  -----------  ------------       ---------  ----------
                                    1,108,563         307,834        389,281      506,374       232,133          53,629      12,331

Deductions
   Distributions                      137,028          55,208         66,869      121,540        39,376               -           -
                                 ------------   -------------  -------------  -----------  ------------       ---------  ----------
                                      971,535         252,626        322,412      384,834       192,757          53,629      12,331

Transfers between funds            (2,199,089)       (981,906)      (914,302)    (946,253)     (686,897)         69,771      25,496

Transfers to affiliated funds      (1,125,832)       (329,552)      (444,934)    (584,936)     (279,817)              -           -
                                 ------------   -------------  -------------  -----------  ------------       ---------  ----------
Assets available for
 plan benefits at
 December 31, 1996                $        --    $         --   $         --  $        --   $        --        $123,400   $  37,827
                                 ============   =============  =============  ===========   ===========       =========  ==========

                       First USA Retirement Savings Plan
                   Notes to Financial Statements (continued)

Note E -- Changes in Assets Available for Plan Benefits (continued)

                                                                                            Merrill Lynch
                               Merrill Lynch                                                 Corporate
                                 Retirement      Managers    Merrill Lynch  Merrill Lynch    Bond Fund-
                                Preservation  International     Capital      Basic Value    Intermediate   Participant
                                   Trust       Equity Fund        Fund          Fund       Term Portfolio   Loan Fund      Total
                               -------------  -------------  -------------  -------------  --------------  -----------  -----------

Assets available for
 plan benefits at
 December 31, 1995                        -              -              -              -               -     $ 186,969  $ 6,556,323
                                                                                                                                -
Additions
   Employee contributions        $  166,785     $  254,982     $  266,857     $  543,180        $144,906             -    3,287,268
   Contributions from
    First USA Financial, Inc.        43,185         38,228         47,363         97,459          31,010             -      532,818
   Investment Income                 38,184         34,407         57,373        183,089          28,338             -      458,856
   Net appreciation (depreciation)
    in fair value of investments          -         20,801         43,431         68,210           5,163             -      444,154
                                 ----------     ----------     ----------     ----------        --------     ---------  -----------
                                    248,154        348,418        415,024        891,938         209,417             -    4,723,096
Deductions
   Distributions                     18,948         41,384         36,970         80,211          15,399             -      612,933
                                 ----------     ----------     ----------     ----------        --------     ---------  -----------

                                    229,206        307,034        378,054        811,727         194,018             -    4,110,163


Transfers between funds           1,004,988        812,287        937,096      2,104,179         595,281       179,349            -

Transfers to affiliated funds             -         (2,317)        (1,954)        (3,570)              -      (114,811)  (2,887,723)
                                 ----------     ----------     ----------     ----------        --------     ---------  -----------
Assets available for
 plan benefits at
 December 31, 1996               $1,234,194     $1,117,004     $1,313,196     $2,912,336        $789,299     $ 251,507  $ 7,778,763
                                 ==========     ==========     ==========     ==========        ========     =========  ===========


                       FIRST USA RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE F -- INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated September 21, 1995, that the Plan and the related trust qualify under
Section 401 of the Code and are not subject to tax under present income tax laws. The Employee Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the amended Plan's income tax status.

NOTE G - SUBSEQUENT EVENTS

On January 20, 1997, First USA and BANC ONE Corporation ("BANC ONE") jointly announced that an agreement had been reached for First USA to merge with BANC ONE. In the merger, First USA will merge with and into BANC ONE and each outstanding share of First USA Common Stock will be converted into 1.1659 shares of BANC ONE Common Stock. The merger was completed on June 27, 1997.

                            SUPPLEMENTAL SCHEDULES

                        First USA Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996


                                               (c) Description
(a)        (b) Identity of Issuer               Of Investment        (d) Cost   (e) Current Value
    -------------------------------------      ---------------      ----------  -----------------

*   Merrill Lynch
       Basic Value Fund                        92,691.91 Units      $2,802,841    $2,873,449
       Capital Fund                            41,705.79 Units       1,253,738     1,294,965
       Retirement Preservation Fund            1,220,031 Units       1,220,031     1,220,031
       International Equity Fund               25,219.67 Units       1,080,915     1,101,847
       Corporate Bond Fund-Intermediate       68,293.788 Units         773,390       777,866
          Term Portfolio

*   First USA, Inc. Common Stock              3,531.2388 Shares        105,028       122,269

*   First USA Paymentech, Inc. Common Stock   1,079.0207 Shares         40,782        36,552

*   Participant Loan Fund - interest rates
     ranging from 8.25% to 8.75%                                             -       251,507
                                                                    ----------    ----------

                                                                    $7,276,725    $7,678,486
                                                                    ==========    ==========

*   Party in interest

                       First USA Retirement Savings Plan
                Line 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1996

                                                                         (e) Expenses               (h) Current Value
                                                                           (Income)                     of Asset at
    (a) Party                                  (c) Purchase (d) Selling  Incurred with   (g) Cost      Transaction     (i) Net Gain
     Involved        (b) Description of Assets    Price       Price      Transaction     of Asset           Date         or (Loss)
-------------------- ------------------------- ------------ -----------  -------------  ----------  -----------------  ------------

Category (i) - Individual investment transactions in excess of 5% of plan assets:
---------------------------------------------------------------------------------

*NationsBank,         Nations Balanced
  Georgia, N.A.        Assets Fund                       -    1,497,913            -     1,459,172          1,497,913       38,741

*NationsBank,         Nations International
  Georgia, N.A.        Equity Fund                       -    1,288,546            -     1,215,309          1,288,546       73,237

*NationsBank,         Nations Prime Fund                 -    1,318,457            -     1,318,457          1,318,457            -
  Georgia, N.A.

*NationsBank,         Nations Strategic
  Georgia, N.A.        Fixed Income Fund                 -      926,733            -       940,656            940,656      (13,923)

*NationsBank,         Nations Value Fund                 -    3,210,650            -     2,862,724          3,210,650      347,926
  Georgia, N.A.

*Merrill Lynch Trust  Merrill Lynch Retirement
  Company of Texas     Preservation Fund           983,448            -            -       983,448            983,448            -

*Merrill Lynch Trust  Managers International
  Company of Texas     Equity Fund                 864,720            -            -       864,720            864,720            -

*Merrill Lynch Trust  Merrill Lynch Basic
  Company of Texas     Value Fund                2,159,351            -            -     2,159,351          2,159,351            -


     * Party in interest

                       First USA Retirement Savings Plan
                Line 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1996

                                                                         (e) Expenses               (h) Current Value
                                                                           (Income)                     of Asset at
    (a) Party                                  (c) Purchase (d) Selling  Incurred with   (g) Cost      Transaction     (i) Net Gain
     Involved        (b) Description of Assets    Price       Price      Transaction     of Asset           Date         or (Loss)
-------------------- ------------------------- ------------ -----------  -------------  ----------  -----------------  ------------

Category  (i) -  Individual  investment  transactions  in  excess  of 5% of plan assets:
---------------------------------------------------------------------------------
*Merrill Lynch Trust  Merrill Lynch Corporate
  Company of Texas     Bond Fund-Intermediate
                       Term Portfolio               657,021          -              -      657,021            657,021             -

*Merrill Lynch Trust  Merrill Lynch Capital
  Company of Texas     Fund                         939,955          -              -      939,955            939,955             -


     * Party in interest

                       First USA Retirement Savings Plan
          Line 27d - Schedule of Reportable Transactions (continued)
                         Year Ended December 31, 1996

                                                                         (e) Expenses               (h) Current Value
                                                                           (Income)                     of Asset at
    (a) Party                                  (c) Purchase (d) Selling  Incurred with   (g) Cost      Transaction     (i) Net Gain
     Involved        (b) Description of Assets    Price       Price      Transaction     of Asset           Date         or (Loss)
-------------------- ------------------------- ------------ -----------  -------------  ----------  -----------------  ------------

Category  (iii) -  Series of   investment  transactions  in  excess  of 5% of plan assets:
-----------------------------------------------------------------------------------------
*NationsBank,        Nations Balanced Assets
  Georgia, N.A.       Fund                          530,303                         -      530,303          530,303              -

*NationsBank,        Nations Balanced Assets
  Georgia, N.A.       Fund                                -   1,685,497             -    1,639,498        1,685,497         45,999

*NationsBank,        Nations International
  Georgia, N.A.       Equity Fund                   377,941           -             -      377,941          377,941              -

*NationsBank,        Nations International
  Georgia, N.A.       Equity Fund                         -   1,445,042             -    1,360,376        1,445,042         84,666

*NationsBank,        Nations Prime Fund             478,178           -             -      478,178          478,178              -
  Georgia, N.A.

*NationsBank,        Nations Prime Fund                   -   1,515,557             -    1,515,557        1,515,557              -
  Georgia, N.A.

*NationsBank,        Nations Strategic
  Georgia, N.A.       Fixed Income Fund             321,534           -             -      321,534          321,534              -

*NationsBank,        Nations Strategic Fixed
  Georgia, N.A.       Income                              -   1,023,524             -    1,037,102        1,023,524        (13,578)


     * Party in interest

                       First USA Retirement Savings Plan
          Line 27d - Schedule of Reportable Transactions (continued)
                         Year Ended December 31, 1996

                                                                         (e) Expenses               (h) Current Value
                                                                           (Income)                     of Asset at
    (a) Party                                  (c) Purchase (d) Selling  Incurred with   (g) Cost      Transaction     (i) Net Gain
     Involved        (b) Description of Assets     Price       Price      Transaction    of Asset           Date         or (Loss)
-------------------- ------------------------- ------------ -----------  -------------  ----------  -----------------  ------------

Category  (iii) -  Series of   investment  transactions  in  excess  of 5% of plan assets:
-----------------------------------------------------------------------------------------
*NationsBank,        Nations Value Fund           1,089,021          -              -    1,089,021          1,089,021            -
  Georgia, N.A.

*NationsBank,        Nations Value Fund                  -   3,549,281              -    3,158,214          3,549,281      391,067
  Georgia, N.A.

*Merrill Lynch Trust Merrill Lynch Retirement
  Company of Texas    Preservation Fund           1,425,730          -              -    1,425,730          1,425,730            -

*Merrill Lynch Trust Merrill Lynch Retirement
  Company of Texas    Preservation Fund                   -    204,393              -      204,393            204,393            -

*Merrill Lynch Trust Managers International
  Company of Texas    Equity Fund                 1,242,137          -              -    1,242,137          1,242,137            -

*Merrill Lynch Trust Managers International
  Company of Texas    Equity Fund                        -     158,774              -      158,905            158,774         (131)

*Merrill Lynch Trust Merrill Lynch Basic
  Company of Texas    Value Fund                 3,101,814           -              -    3,101,814          3,101,814            -

*Merrill Lynch Trust Merrill Lynch Basic
  Company of Texas    Value Fund                         -     275,377              -      277,775            275,377       (2,398)


     * Party in interest

                       First USA Retirement Savings Plan
          Line 27d - Schedule of Reportable Transactions (continued)
                         Year Ended December 31, 1996

                                                                         (e) Expenses               (h) Current Value
                                                                           (Income)                     of Asset at
    (a) Party                                  (c) Purchase (d) Selling  Incurred with   (g) Cost      Transaction     (i) Net Gain
     Involved        (b) Description of Assets    Price       Price      Transaction     of Asset           Date           or (Loss)
-------------------- ------------------------- ------------ -----------  -------------  ----------  -----------------  ------------

Category  (iii) -  Series of   investment  transactions  in  excess  of 5% of plan assets:
-----------------------------------------------------------------------------------------
*Merrill Lynch Trust Merrill Lynch Corporate
  Company of Texas    Bond Fund - Intermediate
                      Term Portfolio                855,892           -              -     855,892            855,892            -

*Merrill Lynch Trust Merrill Lynch Corporate
  Company of Texas    Bond Fund - Intermediate
                      Term Portfolio                      -      76,424              -      75,737             76,424          687

*Merrill Lynch Trust Merrill Lynch
  Company of Texas    Capital Fund                1,334,824           -              -   1,334,824          1,334,824            -

*Merrill Lynch Trust Merrill Lynch
  Company of Texas    Capital Fund                        -      81,336              -      79,132             81,336        2,204





Column (f) is not applicable
There are no category (ii) or (iv) transactions during the year ended December 31, 1996.


     * Party in interest

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                First USA Retirement Savings Plan


Date:  July 11, 1997            /s/ Tracie H. Klein
                                ------------------------------------------------
                                Tracie H. Klein
                                Vice President
                                First USA Management, Inc.

                        CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement No. 333-11265 on Form S-8 pertaining to the First USA Retirement Savings
Plan of our report dated June 20, 1997, with respect to the financial statements and supplemental schedules of First USA Retirement Savings Plan, included in this Annual Report on Form 11-K for the period ended December 31, 1996.


                                        ERNST & YOUNG LLP


Dallas, Texas
July 11, 1997